CONSENT OF AUTHOR

Mark A. Odell, PE
Practical Mining LLC
313 S. Greencrest Lane
Spring Creek, Nevada 89815
775-778-9276
markodell@practicalmining.com

TO: British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Commission des valeurs mobilieres du Quebec
Nunavut Legal Registry
Office of the Administrator, New Brunswick
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland
Registrar of Securities, Government of the Yukon Territories
Securities Registry, Government of the Northwest Territories

I, Mark Odell, P.E., do hereby consent to the filing of the technical report titled *NI 43-101 Technical Report, Yukon-Nevada Gold Corp., Ketza River Project, Yukon Territory, Canada,* and dated 28 June 2011, with an effective date of January 25, 2010 (the "Technical Report") with the securities regulatory authorities referred to above. I am a "qualified person" as defined by National Instrument 43-101 and I consent to the extracts from, or summary of the Technical Report in such written disclosure. I also confirm that as a qualified person that I have read the written disclosure being filed and that it fairly and accurately represents the information in the Technical Report that supports the disclosure.

Dated this 28th day of June 2011.

Mark A. Odell, P.E.

Practical Mining LLC
313 S. Greencrest Lane
Spring Creek, Nevada 89815
775-778-9276
markodell@practicalmining.com